UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

CLENE INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39834
(State or other jurisdiction	(Commission file number)
of incorporation)

6550 South Millrock Drive, Suite G50 Salt Lake City, Utah	84121
(Address of principal executive offices)	(Zip code)

Jerry Miraglia, (443) 273-1645

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2023.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This Specialized Disclosure Form of Clene Inc. (the “Company”) is being filed in accordance with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2023 to December 31, 2023 (the “Relevant Period”). The Rule imposes disclosure requirements of certain information when a company manufactures or contracts to manufacture products for which Conflict Minerals are necessary to the functionality or production of those products. The term “Conflict Minerals” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten, or any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”).

During the Relevant Period, the Company determined a Conflict Mineral, gold, was necessary to the functionality or production of its products.

Conflict Minerals Disclosure

The Company conducted a reasonable country of origin inquiry regarding the origin of gold used in its products during the Relevant Period. The Company’s reasonable country of origin inquiry consisted of (i) identifying all suppliers of gold to the Company, which consisted of one supplier during the Relevant Period, (ii) requesting that each gold supplier complete the Responsible Minerals Initiative (“RMI”) Conflict Minerals Reporting Template (“CMRT”), a standardized reporting template developed by RMI to collect sourcing information on Conflict Minerals, and (iii) reviewing the supplier response and CMRT and performing any follow-up procedures or clarification as deemed necessary. The Company received a response from its gold supplier which included 44 other smelters that it sourced gold from during the Relevant Period, which the Company cross-referenced against the RMI Conformant Smelter List without exception. The RMI Conformant Smelter List is a list of smelters who have successfully completed an independent, third-party audit assessment of smelter and refiner management systems and sourcing practices for responsible mineral procurement against Responsible Minerals Assurance Process standards. Based on the information obtained from these procedures, the Company has no reason to believe that any of the gold sourced during the Relevant Period originated in any of the Covered Countries. Therefore, in accordance with the Rule, the Company is not required to conduct a due diligence process or file a Conflict Minerals Report with respect to such conflict minerals. The Company’s only obligation is to briefly describe both the reasonable country of origin inquiry it undertook and the corresponding results as set forth hereinabove.

This Conflict Minerals Disclosure is publicly available on the Company’s website, located at https://invest.clene.com/financial-information/sec-filings. The information contained in or accessible from the Company’s website is not incorporated into this Form SD and should not be considered part of this Form SD.

Item 1.02 Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01 Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

CLENE INC.

Date: May 31, 2024	By:	/s/ Robert Etherington
Robert Etherington
President and Chief Executive Officer

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